SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
1 August to 6 September 2016

DATE	DETAIL

01 September 2016	Total Voting Rights

01 September 2016	Block Listing

23 August 2016	Black Start Contracts

18 August 2016	Ofgem announcement on Mid-Period Review

12 August 2016	Notification of Transactions of Persons Discharging Managerial Responsibilities

10 August 2016	Notification of Directors Interests – NG Share Incentive Plan

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcements:

10 August 2016: Total Voting Rights
09 August 2016: National Grid plc – Scrip Dividend